April 2016

Please WITHHOLD support from directors Paul Gould and M. LaVoy Robison at Discovery Communications (NYSE: DISCA) Annual Meeting on May 19, 2016.

Dear Discovery Communications shareholder:

In light of persistent governance problems and substandard board composition, we urge you to join us in withholding support for the re-election of directors Gould and Robison at the upcoming Discovery Shareholders’ Meeting. It is clear that the Nominating and Governance Committee has failed to oversee a robust recruitment process, as the board bears many hallmarks of entrenchment and insularity. It is particularly striking for a media company with a global footprint that wants to attract a diverse audience to have an all-white, all-male board. We sincerely believe that the poor governance practices and long-standing history of inadequate response to shareholder concerns at Discovery are manifestations of the extreme insularity of its board.

Furthermore, effective independent board leadership is critical at a time when Discovery’s growth stagnated as its peers thrived: One year EPS declined by 4.8 percent while the peer group median increased by 20 percent. Its TSR for one, three, and five years was in the bottom quintile of the peer group.1

As the only members of the Nominating and Governance Committee up for re-election, Gould and Robison must be held accountable for the following shortcomings:

  Poor Governance Practices: Board oversight suffers from having three classes of common stock, with preferential voting power concentrated in holders of Class B shares, as well as a classified board, plurality voting on director elections, excessive executive remuneration, significant stock pledging by a director, and director over-boarding.
  Insular Board Composition: The board is devoid of any racial or gender diversity and full of long-tenured directors with interconnected relationships.
  Failure to Adequately Address Shareholder Concerns: For years a substantial portion of Discovery’s outside shareholders have expressed concern with the company’s executive pay practices and board composition, yet the company has made no meaningful changes.

The CtW Investment Group works with union sponsored pension funds to enhance long-term shareholder returns through active ownership. These funds have $250 billion in assets under management and are substantial Discovery Communications shareholders.

1 Peer Group determined by Equilar. Data accessed on April 18, 2016

Gould and Robison Are Responsible for the Abysmal Governance Practices at Discovery

Both Gould and Robison have served on the Nominating and Governance Committee since Discovery Communications’ Initial Public Offering in 2008. During that time, the committee has failed to improve its governance, which is clearly in need of reform.

Discovery’s director election policies stifle the voices of its outside shareholders. As of the end of 2015, 90% of S&P 500 companies had adopted a majority vote standard for uncontested director elections. Discovery, however, still has plurality voting. The problem with plurality voting in uncontested elections is that a nominee is considered to have won the election simply by receiving the most "for" votes, which could be as little as a single affirmative vote since there is only one candidate for the board seat. The fact that Discovery still staggers its director elections makes it a further outlier among S&P 500 companies. Discovery is among the meager 8% of companies in this index that still have a classified board. Annual director elections are a critical tool for shareholders to hold poorly performing directors accountable.

Problems with the executive compensation plan persist

Discovery is also an outlier when it comes to its executive compensation practices. Year after year the Discovery board overpays its CEO and this year is no exception. Although the executive compensation is down from the jaw dropping $170 million paid to CEO Zaslov last year, at $32 million it remains excessive. According to compensation research firm, Equilar, Discovery suffers from a substantial misalignment between pay and performance. The firm’s executive compensation tool ranks the pay-for-performance failure at Discovery worse than 92 percent of companies in the R3000: while three-year TSR is at the bottom of the peer group (9th percentile), three-year CEO target pay is at the 84th percentile. The compensation plan has the following negative attributes: a hefty annual salary of $3M that is guaranteed until 2019, largely subjective annual bonuses, outsized equity awards, risky pay-for-failure severance arrangements, and excessive perquisites including tax gross-ups on aircraft use by family members.

Mr. Malone’s undue influence has led to risky share pledging and over-boarding

The Discovery Board has allowed a single director and large shareholder, John Malone, to have outsized influence while at the same time putting company equity at risk of a downside volatility event due to his substantial share pledging. Discovery’s Series B Common Stock, 94% of which is owned by Director Malone, is given preferential voting rights of 10:1 over Series A Common Stock resulting in a voting block of 30%. Meanwhile, Malone has pledged over 60% of his large stake in Discovery, a pledge equal to around 3% of the company’s stock.

Recent history shows that such pledging can pose profound risks to investors as these holdings may be subject to quick liquidation in response to a margin call. Investors should recall how in 2008 the Chairman/CEO of Chesapeake Energy, having pledged virtually all of his Chesapeake shares as loan collateral (about 5% of outstanding shares), was forced to liquidate almost his entire stake in response to a margin call. This sudden dumping of shares caused Chesapeake’s stock to sag and precipitated a governance crisis at the company. It is both inappropriate and risky for a board member and significant shareholder to be allowed to pledge the majority on his stake, especially one with outsized influence over the board.

Finally, John Malone has also been permitted to serve on an excessive number of outside boards during the majority of his tenure on Discovery’s board. This year he serves on a total of 7 other public company boards, 4 of which he serves as chairman, leaving us to question his ability to devote adequate time to his duties at Discovery.

An effective governance committee that was acting in the interest of all of the company’s shareholders would have adopted policies to prevent such pledging of stock and over-boarding by directors and to ensure that outside shareholders have a meaningful voice in the boardroom.

Directors Gould and Robison Bear Responsibility for the Insularity of the Board

Incredibly, for a media company with a global audience and a diverse employee base, the Discovery board is without any gender or racial diversity. Currently, it is one of only seven companies in the S&P 500 that has no females in the boardroom. Discovery’s board is also an outlier when it comes to racial diversity; ISS calculates that 79% of S&P 500 companies had at least one non-Caucasian board member at the end of 2015.

We, like many investors, believe that diversity in the boardroom leads to healthier debates, better decision making, and greater adaptability to change. Several studies have found a positive link between company performance and greater board diversity. For example, research conducted by the Credit Suisse Research Institute, which examined the performance of 2,360 companies globally over a six year period, found that the share price performance at companies with some female participation on their boards outperformed companies that lacked any female representation.2 Another study conducted jointly by Rutgers and Iowa State Universities found that the percentage of women and minorities on boards of directors is positively associated with financial indicators of firm performance.3

Long-standing relationships create risk of group-think

It is clear to us that the board’s nomination committee has allowed the Discovery Board to become stale. Since the company’s IPO in 2008, there has only been a single board addition, Anstrom, and he is elected solely by owners of preferred shares. Of the six directors which are labeled independent and elected by holders of common stock, five - Messrs. Gould, Malone, Robison, Bennett and Wargo also served on the board of predecessor company Discovery Holding Company (DHC) from 2005
  “Gender Diversity and Corporate Performance,” Credit Suisse Research Institute, August 2012.
  "Board of Director Diversity and Firm Financial Performance," Corporate Governance: An International Review, Vol. 11, pp.

102-111, Erhardt, Niclas L., Werbel, James D. and Shrader, Charles B., Rutgers School of Management and Labor Relations and Iowa State University Department of Management and Marketing, April 2003

until 2008 when a restructuring led to the creation of Discovery Communications, bringing their actual tenures to eleven years.

Each of these five directors has a long history of working together, with the lynchpin of the group being media mogul John Malone. Malone is the former CEO of Tele-Communications Inc. (TCI) which later became Liberty Media Group, a company controlled by Malone who is chairman and owns the majority of the voting shares. Since its formation, Liberty Media has spun off numerous private and publicly-traded companies many of which are chaired by Malone. DHC itself was a spinoff of Liberty Media and Malone served as CEO and Chairman until it went public as Discovery Communications in 2008. Messrs. Gould, Robison, Bennett and Wargo have been Malone’s go-to directors over the years, serving on numerous boards that he chairs.

  Robert Bennett – Malone and Bennett have worked together for over 25 years. They began working together at TCI and co-founded Liberty Media together in 1991. Bennett joined the board of Liberty Media in 1994 and became CEO in 1997; Malone was chairman.
  Paul Gould - Malone and Gould have continually served on boards together for 21 years. Since 2005, they have both served on the board of Liberty Global, where Malone is chairman.
  Prior they served together on the board of Liberty Media beginning in 1999. Gould joined the board of TCI in 1995.
  LaVoy Robison – Malone and Robison have served together on boards for 13 years. Robison has been a director at Liberty Interactive, where Malone is chairman, since 2003. Robison is also a former director of Liberty Media.
  David Wargo – Malone and Wargo have been directors together for 11 years, beginning with Wargo becoming a director at Liberty Global and Discovery Holdings in 2005. Currently they both serve at: Discovery, Liberty Global, and Liberty Broadband.

As an example of just how closely tied these directors are with Malone, after Malone stepped down as chairman of Liberty Media spin-off DirecTV and reduced his stake, Gould followed by immediately resigning from the board.

We find the long-standing interconnections among directors to be extremely troublesome and fear that the length and breadth of these relationships jeopardize independence. Gould and Robison have failed as members of the Nominating and Governance Committee to refresh the board despite the obvious dearth of diversity and true independence.

The Board Has Repeatedly Failed to Address Concerns of the Majority of its Outside Shareholders

Discovery’s outside shareholders have been expressing their desire for change at Discovery through their votes for years, but have yet to see any changes. In 2014, the last time Say-on-Pay was on the ballot, 41.3% of shareholder votes cast were in opposition to the company’s executive compensation plan. Support for director re-elections has been waning since 2013. In 2014 and 2015, opposition to the re-election of directors has been an average of 34% of votes cast. Considering that company insiders have a substantial voting block, this opposition is extensive. Indeed, if we consider the votes based on a one-share-one-vote basis, two out of five of the director elections and the sole Say-On-Pay resolution over the last two years have failed to receive majority support (assuming of course that all of the Series B Common Stock was voted in favor of management).

Oppose the Re-election of Nominating and Governance Committee Members Gould and Robison

As shareholders, we must send the board a clear message at this year’s shareholder meeting on May 19th that we are exasperated by the board’s persistent, poor corporate governance practices, insular composition, and record of unresponsiveness to significant shareholder votes. As the only directors up for re-election this year and as long-standing members of the Nominating and Governance Committee, Gould and Robison must be held responsible. Therefore we urge you to withhold support for their re-election.

Dieter Waizenegger
Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.